

05044141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49696

RECEIVED NOV 29 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3A6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap (604) 697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (U.S.A.) Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ZAHRA H. RAMJI
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITORS' REPORT

To the Shareholder of
Haywood Securities (U.S.A.) Inc.

We have audited the statement of financial condition of **Haywood Securities (U.S.A.) Inc.** as at September 30, 2005 and the statements of income, changes in stockholder's equity, changes in financial condition, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of the company as at September 30, 2005 and the results of its operations, changes in financial condition, and changes in liabilities subordinated to the claims of general creditors for the year then ended in accordance with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements as at September 30, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 19, 2004.

Ernst & Young LLP

Vancouver, Canada,
October 26, 2005.

Chartered Accountants



Haywood Securities (U.S.A.) Inc.

STATEMENTS OF FINANCIAL CONDITION

(U.S. Dollars)

As at September 30

	2005 $	2004 $
ASSETS		
Current		
Cash	**2,168,012**	1,359,232
Deposits receivable from broker/dealer	**267,898**	207,384
	2,435,910	1,566,616
Due from Haywood Securities Inc., without interest or stated terms of repayment	**40,152**	—
	2,476,062	1,566,616
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	**19,523**	60,450
Income taxes payable	**173,984**	81,958
Due to Haywood Securities Inc., without interest or stated terms of repayment	—	16,310
	193,507	158,718
Liabilities subordinated to claims of general creditors *[note 4]*	**350,000**	350,000
	543,507	508,718
Stockholder's equity		
Common stock *[note 5]*	**100**	100
Retained earnings	**1,932,455**	1,057,798
Total stockholder's equity	**1,932,555**	1,057,898
	2,476,062	1,566,616

See accompanying notes

On behalf of the Board:

Director Director

Haywood Securities (U.S.A.) Inc.

STATEMENTS OF INCOME
(U.S. Dollars)

Year ended September 30

	2005 $	2004 $
REVENUE		
Commission	**3,904,075**	2,504,483
Interest	**78,454**	34,095
	3,982,529	2,538,578
EXPENSES		
Commissions	**2,021,223**	1,261,595
Consulting fees	**11,915**	11,712
Information services	**60,744**	60,353
Membership and exchange fees	**82,403**	45,019
Office and general *[note 6]*	**247,961**	166,896
Professional fees	**50,643**	13,809
Rent *[note 6]*	**29,535**	26,660
Salaries and benefits *[note 6]*	**200,143**	130,511
Travel	**14,717**	6,880
	2,719,284	1,723,435
Income before taxes	**1,263,245**	815,143
Income taxes	**388,588**	277,943
Net income for the year	**874,657**	537,200

See accompanying notes



STATEMENTS OF CHANGES IN FINANCIAL CONDITION
(U.S. Dollars)

Year ended September 30

	2005 $	2004 $
OPERATING ACTIVITIES		
Net income for the year	**874,657**	537,200
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in deposits receivable from broker/dealer	**(60,514)**	(23,158)
Increase (decrease) in accounts payable and accrued liabilities	**(40,927)**	13,738
Increase in income taxes payable	**92,026**	13,012
Increase (decrease) in amounts due to/from Haywood Securities Inc.	**(56,462)**	16,746
Cash provided by operating activities	**808,780**	557,538
Net increase in cash during the year	**808,780**	557,538
Cash position, beginning of year	**1,359,232**	801,694
Cash position, end of year	**2,168,012**	1,359,232

See accompanying notes



Haywood Securities (U.S.A.) Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(U.S. Dollars)

Year ended September 30

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
	#	$	$	$
Balance at September 30, 2003	10	100	520,598	520,698
Net income for the year	—	—	537,200	537,200
Balance at September 30, 2004	10	100	1,057,798	1,057,898
Net income for the year	—	—	874,657	874,657
Balance at September 30, 2005	**10**	**100**	**1,932,455**	**1,932,555**

See accompanying notes

Haywood Securities (U.S.A.) Inc.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

(U.S. Dollars)

Year ended September 30	
	$
Balance, September 30, 2005 and 2004	350,000

See accompanying notes



NOTES TO FINANCIAL STATEMENTS
(U.S. Dollars)

September 30, 2005 and 2004

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. is a broker/dealer registered under the Securities Exchange Act and incorporated under the laws of British Columbia, Canada on September 9, 1996.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a settlement date basis.

Interest revenue consists of amounts earned on cash deposited in bank accounts, recognized on an accrual basis.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Foreign currency translation

Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of income for the year.



NOTES TO FINANCIAL STATEMENTS
(U.S. Dollars)

September 30, 2005 and 2004

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, deposits receivable from broker/dealer, amounts due from Haywood Securities Inc., accounts payable and accrued liabilities, income taxes payable and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and limits the total value of transactions with specific counterparties.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company hedges its exposure to US dollar foreign exchange risk but does not hedge its exposure to Canadian dollar foreign exchange risk.

NOTES TO FINANCIAL STATEMENTS
(U.S. Dollars)

September 30, 2005 and 2004

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Haywood Securities Inc. The loans are covered by agreements approved by the Securities and Exchange Commission, and are thus available to the Company in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The subordinated note is without interest or specific terms of repayment.

5. COMMON STOCK

	2005 $	2004 $
Authorized		
10,000 common shares without par value		
Issued and outstanding		
10 [2004 - 10] common shares	**100**	100

6. RELATED PARTY TRANSACTIONS

Related party transactions not elsewhere disclosed in the financial statements are as follows:

The following expenses were charged by the Company's parent, Haywood Securities Inc., in accordance with an "Expense-Sharing Agreement", executed between the companies on December 1, 2003:

	2005 $	2004 $
Salaries and benefits	**153,933**	128,330
Telephone	**102,346**	138,330
Rent	**29,535**	26,660
	285,814	293,320



NOTES TO FINANCIAL STATEMENTS
(U.S. Dollars)

September 30, 2005 and 2004

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 which requires it to maintain minimum net capital of $250,000. At September 30, 2005, the Company had net capital of $2,186,278 [2004 - $1,378,540], an excess of $1,936,278 [2004 - $1,128,540] over the minimum required.



SCHEDULE 1: FOCUS REPORT – PART IIA
COMPUTATION OF NET CAPITAL

September 30, 2005
Firm ID: 042072

	$
1. Total Ownership Equity (o/e)	1,932,555
2. Deduct o/e not allowable for net capital	—
3. Total o/e qualified for net capital	1,932,555
4. Add:	
A. Allowable subordinated liabilities	350,000
B. Other deductions or credits	—
5. Total cap and allowable subloans	2,282,555
6. Deductions and/or charges	
A. Total non-allowable assets	(40,152)
B. Secured demand note deficiency	—
C. Cap charges for spot and commodity futures	—
D. Other deductions and/or charges	(56,125)
7. Other additions and/or allowable credits	—
8. Net capital before haircuts	2,186,278
9. Haircuts on securities:	
A. Contractual commitments	—
B. Subordinated debt	—
C. Trading and investment securities	
1. Exempted securities	—
2. Debt securities	—
3. Option	—
4. Other securities	—
D. Undue concentration	—
E. Other	—
10. Net capital	2,186,278



Haywood Securities (U.S.A.) Inc.

SCHEDULE 1: FOCUS REPORT – PART IIA COMPUTATION OF NET CAPITAL (cont'd.)

September 30, 2005
Firm ID: 042072

	$
Computation of Basic Net Capital Requirement	
11. Minimum net capital required (6 2/3% of Aggregate Indebtedness)	12,900
12. Minimum Dollar Requirement	250,000
13. Net Cap requirement (greater of line 11 or 12)	250,000
14. Excess net capital	1,936,278
15. Exc. net cap @ 1000% (net cap — 10% of A1)	2,166,927
Computation of Aggregate Indebtedness	
16. Total A1 liability from Statement of Financial Condition	193,507
17. Add:	
A. Drafts for immediate credit	—
B. Market value of securities borrowed where no equivalent value is paid or credited	—
C. Other unrecorded amounts	—
18. Total aggregate indebtedness	193,507
19. Ratio of A1/NC	9%
20. Percentage of debt to debt equity	0%



SCHEDULE 2: INAPPLICABLE SCHEDULES

September 30, 2005
Firm ID: 042072

Schedule: Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at September 30, 2005 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information Relating to the Possession or Control Requirements Under Rule 15c3-3

This particular schedule is not applicable to the above firm as at September 30, 2005 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report Describing any Material Inadequacies Found to Exist Since the Date of the Last Audit

No material inadequacies noted during the year ended September 30, 2005.



Haywood Securities (U.S.A.) Inc.

SCHEDULE 3: RECONCILIATION OF COMPUTATION OF NET CAPITAL

September 30, 2005
Firm ID: 042072

	$
Net capital per Firm (per September 30, 2005 Focus Report)	2,116,054
Add:	
Audit adjustments to revenue and expense accounts	132,123
Less:	
Adjustments to non-allowable assets	(40,152)
Adjustments to other deductions and/or charges	(21,747)
	2,186,278

SCHEDULE 4: AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

September 30, 2005

The Board of Directors
Haywood Securities (U.S.A.) Inc.
Vancouver, B.C.

In planning and performing our audit of the financial statements and accompanying information of Haywood Securities (U.S.A.) Inc. (the "Company"), for the period ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to



SCHEDULE 4: AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period ended September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada,
October 26, 2005.

Chartered Accountants

